Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

Nasdaq

July 24, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 24, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Keen Vision Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one ordinary share and one redeemable warrant to acquire one ordinary share

Ordinary Shares, par value $0.0001 per share

Redeemable warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,